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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                SCHEDULE 14D-9/A

                               (Amendment No. 1)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
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                                 TREADCO, INC.
                           (Name of Subject Company)

                                 TREADCO, INC.
                       (Name of Person Filing Statement)

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                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

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                                  894545 10 2
                     (CUSIP Number of Class of Securities)

                                 JOHN R. MEYERS
                                 TREADCO, INC.
                             1101 SOUTH 21ST STREET
                           FORT SMITH, ARKANSAS 72901
                                 (501) 788-6486
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing this Statement)

                                   Copies to:

                            RICHARD N. MASSEY, ESQ.
                                   KUTAK ROCK
                      425 WEST CAPITOL AVENUE, SUITE 1100
                        LITTLE ROCK, ARKANSAS 72201-3409
                                 (501) 975-3000

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     This Amendment No. 1 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on March 23, 1999 (the "Schedule 14D-9") relating to the tender offer by Arkansas Best Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of the common stock, par value $.01 per share (the "Common Stock") including the associated common stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") of Treadco, Inc., a Delaware corporation (the "Company"), at a purchase price of $9.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 1999 (the "Offer to Purchase").

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Item 4(a) is hereby amended and supplemented by deleting the sixth and seventh paragraphs of such Item, and substitution therefore:

          In November 1998, Morgan Stanley began reviewing with Parent its options with respect to the Company. Representatives of Morgan Stanley made a presentation regarding these alternatives to Parent's Board of Directors at its regular meeting on December 10, 1998. Morgan Stanley, among other things, presented an historical overview of the Company, discussed its financial condition and results of operations, reviewed the stock's liquidity, identified the Company's research coverage, and discussed the Company's possible strategic value to Parent. Morgan Stanley reviewed the following strategic alternatives with Parent's Board of Directors: (i) Parent continuing to hold its 49% interest in the Company, (ii) sale of 100% of the Company, and (iii) a Parent repurchase of the remaining Company interest held by the public with a potential strategic sale in the future. Morgan Stanley also reviewed certain considerations such as tax considerations, the Bandag settlement, the revenue and earnings of the business, other potential strategic buyers, estimated strategic value, cost savings associated with having the Company as a wholly-owned subsidiary of Parent, and the long-term strategic fit with Parent. In addition, Morgan Stanley reviewed the process, timelines and potential after-tax proceeds associated with either a repurchase of shares or an immediate sale of the Company. Morgan Stanley also discussed other potential economic benefits to Parent associated with repurchasing the Company.

          Morgan Stanley was not requested to, and did not, render a financial opinion regarding the fairness of the consideration in the Offer and the Merger. In addition, Morgan Stanley was not requested to, and did not, solicit third party indications of interest with respect to Parent's interest in the Company. See the information under the caption "THE TENDER OFFER -- Fees and Expenses" contained in the Offer to Purchase which is incorporated by reference. For a description of Parent's fee arrangements with Morgan Stanley in connection with the Offer and the Merger.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            TREADCO, INC.

                                            By:     /s/ JOHN R. MEYERS
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                                                        John R. Meyers
                                                President and Chief Executive
                                                            Officer

Dated: April 20, 1999

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